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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-**69832**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/19__ AND ENDING __12/31/19__
                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GPP SECURITIES, LLC**

      OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

      FIRM I.D. NO.

165 MASON STREET, 3RD FLOOR
(No. and Street)

GREENWICH   **CT**   **06830**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RON PANZIER   203-971-3300
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP

(Name – *if individual, state last, first, middle name*) **SEC**

529 FIFTH AVENUE	**NEW YORK**	Mail Processing	**10017**
(Address)	(City)	Section (State)	(Zip Code)

CHECK ONE:

FEB 2 5 2020

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Washington DC
416

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RON PANZIER _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GPP SECURITIES, LLC _____ , as

of DECEMBER 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MANAGER
_____
Title

Notary Public

JANEL J. GRIFFIN
Notary Public-Connecticut
My Commission Expires
August 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GPP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GPP Securities, LLC as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GPP Securities, LLC as of December 31, 2019, and the results of its operations, changes in its member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GPP Securities, LLC's management. Our responsibility is to express an opinion on GPP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GPP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of GPP Securities, LLC's financial statements. The supplemental information is the responsibility of GPP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

We have served as GPP Securities, LLC's auditor since 2017.
New York, New York
February 21, 2020

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	660,122
Other assets		520
	$	660,642

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	56,509
Total liabilities		56,509
Member's equity		604,133
	$	660,642

1. Nature of Business Operations and Ownership

GPP Securities, LLC (the "Company") is a Delaware Limited Liability Company that was formed on July 1, 2016 under the Delaware Limited Liability Company Act. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 25, 2017. The Company is a wholly owned subsidiary of Great Point Partners, LLC (the "Parent").

The principal business activity of the Company is to provide brokerage services in connection with acquisitions, dispositions, mergers and refinancing of client companies as a result of investments made by private investment partnerships affiliated with the Parent. This activity may include debt, equity or a combination of debt and equity financing. The Company does not carry any margin or trading accounts and does not hold funds or securities for customers.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

Cash

Cash represents funds on deposit that were held with one major financial institution as of December 31, 2019.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. As the Company does not normally receive retainer or progress fees on its contracts with customers, there is little judgement on the part of management to determine the timing of revenue recognition as the Company's revenues are generally earned on the successful closing of the contemplated transaction contained in the contract with its customers.

Transaction Fees Receivable

Transaction fees receivable are revenues that the Company expects to collect for transactions that were completed during a given year. As of December 31, 2019, there was were transaction fees receivable.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. Accordingly, no provision has been made for income taxes as any income or loss is passed through to and reported on the Parent's tax filings.

At December 31, 2019 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Allocation of Expenses

The Parent is the sole member of the Company. The Company entered into an Administration and Expense Sharing Agreement to reimburse the Parent its allocable share of expenses and costs incurred by the Parent. Generally, the allocation is equal to 1.27% for office related expenses (based on the approximate square footage of the Company's office) and 10% for employee related expenses (such as payroll and benefits), whereby shared management expenses, as outlined in the agreement are recognized by the Company. Expenses are generally paid by the Parent and then reimbursed by the Company for its allocable portion. These expenses include, but are not limited to, shared services such as accounting fees, legal services, consultants, transfer agents and registrars, communications, computer and information technology, occupancy, personnel and administration of employee benefits, professional fees and expenses, email archiving and electronic storage, travel, entertainment, outside service providers and other office or administrative expenses. Expenses directly related to the Company may be paid by the Parent and reimbursed in full by the Company.

Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of financial condition, results of operations and net capital requirements.

Recently Issued Accounting Pronouncements

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases. Also, in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases. These ASUs require the recognition of a lease asset and corresponding lease liability by lessees for leases previously classified as operating leases under previous GAAP.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

The lease asset would reflect a right to use asset and the lease liability would reflect the present value of the future lease payments. The Company adopted these ASUs on January 1, 2019, and accordingly evaluated its existing vendor agreements, including its Administration and Expense Sharing Agreement and any new vendor agreements entered into during the year to determine if any agreements contained a lease as defined in the ASU. The Company has determined that it does not have any leases which would be subject to ASU 2016-02.

For the year ending December 31, 2020, various ASUs issued by the FASB contain effective implementation dates that will require their provisions to be reflected in the financial statements for the year then ending. The Company has either evaluated or is currently evaluating the implications, if any, of each of these ASUs and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the ASUs have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Net Capital

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires the maintenance of a minimum amount of net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2019, the Company's net capital was $603,613, which is in excess by $598,613 of its minimum requirement of $5,000. Aggregate indebtedness was $56,509.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i).

4. Related Party Transactions

Revenues

In the normal course of business, the Company receives transaction fee revenues solely as a result of investments made by private investment partnerships affiliated with the Parent. During the year ended December 31, 2019, the Company's customers completed multiple transactions whereby the Company earned and collected fees totaling $6,781,398 which was recorded on the statement of operations. Of this amount, $5,548,386 was withdrawn and distributed to the Parent during the year.

Expenses

The Company incurs expenses relating to the ongoing operations of the business. Generally, these expenses are paid by the Parent, recorded as a liability and reimbursed by the Company on a periodic basis. At times, the Parent may forgive such intercompany payables by converting these liabilities into equity in the form of a capital contribution. During the year ended December 31, 2019, the Parent did not forgive any expenses that the Company owed to the Parent.